Exhibit 99.1

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FANHUA Reports Fourth Quarter and Fiscal Year 2023 Unaudited Financial Results

-- Net Income Attributable to Shareholders for 2023 Up 179.7% YoY --

GUANGZHOU, China, March 20, 2024, Eastern Standard Time, (GLOBE NEWSWIRE) FANHUA Inc. (Nasdaq: FANH) (the “Company” or “FANHUA”), a leading independent financial services provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20231.

Financial Highlights for Year 2023

(In thousands, except per ADS data and percentages)	2022 (RMB)	2023 (RMB)	2023 (US$)	Change %
Total net revenues	2,781,614	3,198,389	450,484	15.0
Operating income	168,675	195,825	27,581	16.1
Net income attributable to shareholders	100,272	280,477	39,504	179.7
Adjusted EBITDA[2]	184,786	243,300	34,268	31.7
Diluted net income per ADS	1.87	5.21	0.74	178.6
Cash, cash equivalent, short-term investments at end of the period	915,279	1,449,808	204,201	58.4
Key operating metrics
Total life gross written premiums (“GWP”)	12,408,998	16,109,985	2,269,044	29.8
- First year premium (“FYP”)	2,556,867	3,478,110	489,882	36.0
- Renewal premium	9,852,131	12,631,875	1,779,162	28.2

Financial Highlights for the Fourth Quarter of 2023: (In thousands, except per ADS data and percentages)	2022Q4 (RMB)	2023Q4 (RMB)	2023Q4 (US$)	Change %
Total net revenues	767,365	603,392	84,986	(21.4)
Operating income	84,893	16,242	2,288	(80.9)
Net income (loss) attributable to shareholders	70,616	(27,189)	(3,829)	N/A
Adjusted EBITDA[2]	77,103	40,150	5,655	(47.9)
Diluted net income (loss) per ADS	1.31	(0.51)	(0.07)	N/A
Key operating metrics
Total life gross written premiums (“GWP”)	3,465,190	3,969,430	559,083	14.6
- First year premium (“FYP”)	918,822	564,170	79,462	(38.6)
- Renewal premium	2,546,368	3,405,260	479,621	33.7

[1]	This announcement contains currency conversions of certain Renminbi (“RMB”) amounts into U.S. dollars (US$) at specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0999 to US$1.00, the effective noon buying rate as of December 29, 2023 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
[2]	Adjusted EBITDA is defined as net income before income tax expense, share of income of affiliates, net of impairment, investment income, interest income, financial cost, depreciation, amortization of intangible assets, share-based compensation expenses and change in fair value of equity investments and contingent consideration.

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Mr. Yinan Hu, Founder, Vice-Chairman and Chief Executive Officer, commented: “In 2023, we faced challenges from both regulatory policy changes and industry transformation. However, we demonstrated resilience and achieved steady growth, fully showcasing the successful implementation of our strategy of driving growth through ‘Professionalization, Specialization, Digitalization, and Open Platform.’

“In the past year, we have continuously strengthened our efforts to develop top agents and to enhance their professional capabilities with remarkable results; through digital platforms, we have provided support to our insurance advisors, offering end-customers a superior service experience; the diversified service ecosystem we have built has already brought a competitive advantage to the company and our open platform has become one of the key drivers of our growth. In addition, our internationalization strategy is also steadily advancing, with two subsidiaries in Hong Kong recently officially commencing operations.

“With the implementation of the policy on reported and actual fee consistency and commission cap across all distribution channels, the life insurance industry is expected to face significant challenges. However, it will present favorable opportunities for leading players like Fanhua that have already achieved scale and are able to offer diversified services and platform-based companies with digitization and artificial intelligence capabilities. As such, we believe Fanhua is posed to emerge as one of the greatest beneficiaries.

“The completion of the proposed strategic investment from White Group in Fanhua will bring about an upgrade to our strategies in terms of artificial intelligence development and internationalization. With the support of White Group, through mergers and acquisitions, we plan to accelerate our expansion in the international market while also deepening our presence in the field of family services globally. This will enable us to provide customers with more comprehensive and efficient family asset allocation services, thus creating broader development opportunities for us and propelling the company to higher levels.”

“Looking ahead, we firmly believe that the industry’s development will move towards more concentration, with a few major players taking dominating position. Service and technology will be the primary driving forces. We will actively explore the ‘insurance + service + technology’ model, providing comprehensive products and diversified services to our customers while leveraging technology to enhance service efficiency. Our focus will be on serving the high-net-worth end-customers and Million-dollar Round-table Members-qualified (“MDRT”) agents. In 2024, leveraging on industry-leading technology platforms, comprehensive service capabilities, and capital strength to acquire high-quality assets, we will further expand our business scale to make market share.”

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Ben Lin, Director and Chief Strategy Officer of FANHUA commented: “Despite multiple challenges in the macroeconomic environment and the insurance industry, we are pleased to report solid results for the full year of 2023. Total insurance premiums facilitated for the year reached RMB 16.4 billion, representing a year-on-year growth of 28.7%. First year premiums amounted to RMB3.8 billion, reflecting a year-on-year growth of 30.3%. Operating income came in at RMB195.8 million, an increase of 16.1% compared to the previous year, with net income attributable to shareholders reaching RMB280.5 million, representing a remarkable growth of 179.7% year-on-year.

“Looking ahead to 2024, due to the significant uncertainty surrounding the specific timing and intensity of the upcoming policy on commission cap across all distribution channels, we are unable to accurately predict the full-year performance targets yet. However, it is foreseeable that while the implementation of this policy may result in short-term challenges, it will also present important opportunities for the development of our open platform.

“Under this backdrop, our strategic focus will center on:

1)	Maximizing the opportunities brought about by policy changes to grow the number of high-quality agents, especially MDRT members;

2)	Further expanding the ‘insurance+’ service ecosystem by connecting to resources in education, elderly care, and overseas travel;

3)	Actively exploring development opportunities in the Southeast Asian market in collaboration with partners to expand our global presence; and

4)	Leveraging our capital advantage to accelerate the pace of mergers and acquisitions, facilitating global and intelligent development.

“We believe that these initiatives will create broader development opportunities for the company’s long-term sustainable and high-quality growth.”

Open Platform and M&A Contributions over the Year 2023

-	The number of platform professional users who used our Open Platform reached 854 as of December 31, 2023, generating RMB1.1 billion in first year premiums for 2023 which accounted for 32.4% of our life insurance FYP;

-	23.7% of our life insurance FYP and 24.2% of our net revenues for the life insurance business for 2023 were generated from entities we acquired within the past 12 months.

Share Repurchase Program

On December 20, 2022, the Company’s board of directors announced a share repurchase program under which the Company may repurchase its American depositary shares, or ADSs, with an aggregate value of US$20 million from time to time. As of December 31, 2023, the Company had repurchased an aggregate of 598,906 ADSs, at an average price of approximately US$7.7 per ADS for a total amount of approximately US$4.6 million under this share repurchase program.

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Business Outlook and Guidance

We expect adjusted EBITDA to be no less than RMB50.0 million for the first quarter of 2024. This forecast is based on the current market conditions and reflects FANHUA’s preliminary estimate, which is subject to change caused by various uncertainties.

Analysis of our Financial Results for the Fourth Quarter of 2023

Revenues

Total net revenues were RMB603.3 million (US$85.0 million) for the fourth quarter of 2023, representing a decrease of 21.4% from RMB767.4 million for the corresponding period in 2022.

●	Net revenues for agency business were RMB483.5 million (US$68.1 million) for the fourth quarter of 2023, representing a decrease of 27.1% from RMB662.8 million for the corresponding period in 2022. Total GWP increased by 13.3% year-over-year to RMB4,048.0 million, of which FYP decreased by 37.4% year-over-year to RMB642.7 million while renewal premiums grew by 33.7% year-over-year to RMB3,405.3 million.

◆	Net revenues for the life insurance business were RMB446.5 million (US$62.9 million) for the fourth quarter of 2023, representing a decrease of 28.8% from RMB627.5 million for the corresponding period in 2022. The decrease was mainly due to (i) the business fluctuation caused by the pricing rate change to life insurance products from 3.5% to 3% effective on August 1, 2023 which caused a spike in new business sales in July 2023 and then followed by a significant drop in sales since August 2023, partially offset by ii) contribution from entities acquired in the first quarter of 2023. Total life insurance GWP increased by 14.6% year-over-year to RMB3,969.4 million of which life insurance FYP decreased by 38.6% year-over-year to RMB564.2 million while renewal premiums grew by 33.7% year-over-year to RMB3,405.3 million.

Net revenues generated from our life insurance business accounted for 74.0% of our total net revenues in the fourth quarter of 2023, as compared to 81.8% in the same period of 2022.

◆	Net revenues for the non-life insurance business (formerly categorized as “property and casualty insurance business”) were RMB37.0 million (US$5.2 million) for the fourth quarter of 2023, representing an increase of 4.8% from RMB35.3 million for the corresponding period in 2022. Net revenues generated from the non-life insurance business accounted for 6.1% of our total net revenues in the fourth quarter of 2023, as compared to 4.6% in the same period of 2022.

●	Net revenues for the claims adjusting business were RMB119.8 million (US$16.9 million) for the fourth quarter of 2023, representing an increase of 14.5% from RMB104.6 million for the corresponding period in 2022. The increase was mainly due to business recovery after the pandemic. Net revenues generated from the claims adjusting business accounted for 19.9% of our total net revenues in the fourth quarter of 2023, as compared to 13.6% in the same period of 2022.

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Gross profit

Total gross profit was RMB219.9 million (US$31.0 million) for the fourth quarter of 2023, representing a decrease of 19.5% from RMB273.0 million for the corresponding period in 2022. By product line, the results were:

●	Life insurance business recorded a gross profit of RMB162.3 million (US$22.9 million), representing a decrease of 26.7% from RMB221.3 million for the fourth quarter of 2022. Gross margin for the period was 36.3%, as compared with 35.3% in the same period of 2022.

●	Non-life insurance business recorded a gross profit of RMB11.0 million (US$1.5 million), representing a decrease of 14.1% from RMB12.8 million for the fourth quarter of 2022. Gross margin for the period was 29.7%, as compared with 36.3% in the same period of 2022. The decrease in gross margin was mainly due to changes in product mix.

●	Claims adjusting business recorded a gross profit of RMB46.6 million (US$6.6 million), representing an increase of 19.8% from RMB38.9 million for the fourth quarter of 2022. Gross margin for the period was 38.9%, as compared with 37.2% in the same period of 2022.

Operating expenses

Selling expenses were RMB60.2 million (US$8.5 million) for the fourth quarter of 2023, representing an decrease of 2.6% from RMB61.8 million for the corresponding period in 2022. The decrease was due to cost savings from personnel optimization and decreased rental costs of our sales outlets.

General and administrative expenses were RMB143.5 million (US$20.2 million) for the fourth quarter of 2023, representing an increase of 13.6% from RMB126.3 million for the corresponding period in 2022. The increase was mainly due to expenses incurred by the acquired business which was consolidated since the first quarter of 2023 amounting to approximately RMB15.9 million (US$2.2 million) and increased IT cloud service.

As a result of the foregoing factors, we recorded operating income of RMB16.2 million (US$2.3 million) for the fourth quarter of 2023, representing a decrease of 80.9% from RMB84.9 million for the corresponding period in 2022.

Operating margin was 2.7% for the fourth quarter of 2023, compared to 11.1% for the corresponding period in 2022.

Loss from fair value change was RMB61.5 million (US$8.7 million) for the fourth quarter of 2023, which primarily represents: (i) an unrealized holding loss of RMB68.1 million (US$9.6 million) in the fourth quarter of 2023, to reflect the change in the fair value of the Company’s owned 2.8% equity interests in Cheche Group Inc. (“Cheche”); (ii) partially offset by an unrealized income of RMB6.6 million (US$0.9 million) representing the fair value change of the contingent consideration in regard to business combinations in the first quarter of 2023.

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Investment income was RMB22.2 million (US$3.1 million) for the fourth quarter of 2023, representing an increase of 152.3% from RMB8.8 million for the corresponding period in 2022. The increase reflects the quarterly fluctuation in yields from short-term investments in financial products as it is recognized when the investment matures or is disposed of.

Income tax expense was RMB5.0 million (US$0.7 million) for the fourth quarter of 2023, representing a decrease of 73.0% from RMB18.5 million for the corresponding period in 2022.

Net loss was RMB15.1 million (US$2.1 million) for the fourth quarter of 2023, as compared with net income of RMB65.5 million for the corresponding period in 2022, primarily due to a change in the fair value of the Company’s equity investment in Cheche.

Net loss attributable to the Company’s shareholders was RMB27.2 million (US$3.8 million) for the fourth quarter of 2023, as compared with net income attributable to the Company’s shareholders of RMB70.6 million for the corresponding period in 2022.

Net margin was -4.5% for the fourth quarter of 2023, as compared to 9.2% for the corresponding period in 2022.

Adjusted EBITDA2 was RMB40.2 million (US$5.7 million) for the fourth quarter of 2023, representing an decrease of 47.9% from RMB77.1 million for the corresponding period in 2022.

Adjusted EBITDA margin3 was 6.7% for the fourth quarter of 2023, as compared to 10.0% for the corresponding period in 2022.

Basic and diluted net loss per ADS were RMB0.51 (US$0.07) and RMB0.51 (US$0.07) for the fourth quarter of 2023, respectively, as compared to Basic and diluted net income per ADS of RMB1.31 and RMB1.31 for the corresponding period in 2022, respectively.

Basic4 and diluted5 adjusted EBITDA per ADS were RMB0.75 (US$0.11) and RMB0.75 (US$0.11) for the fourth quarter of 2023, representing a decrease of 47.9% and 47.6% from RMB1.44 and RMB1.43 for the corresponding period in 2022, respectively.

As of December 31, 2023, the Company had RMB1,449.8 million (US$204.2 million) in cash, cash equivalents and short-term investments.

[3]	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of net revenues.
[4]	Basic adjusted EBITDA per ADS is defined as adjusted EBITDA divided by total weighted average number of ADSs of the Company outstanding during the period.
[5]	Diluted adjusted EBITDA per ADS is defined as adjusted EBITDA divided by total weighted average number of diluted ADSs of the Company outstanding during the period

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Analysis of our Financial Results for the Year 2023

Revenues

Total net revenues were RMB3,198.3 million (US$450.5 million) for 2023, representing an increase of 15.0% from RMB2,781.6 million in 2022.

●	Net revenues for agency business were RMB2,760.4 million (US$388.8 million) for 2023, representing an increase of 16.1% from RMB2,376.9 million for 2022. Total GWP increased by 28.7% year-over-year to RMB16,444.6 million, of which FYP grew by 30.3% year-over-year to RMB3,812.7 million while renewal premiums increased by 28.2% year-over-year to RMB12,631.9 million.

◆	Net revenues for the life insurance business were RMB2,593.8 million (US$365.3 million) for 2023, representing an increase of 15.9% from RMB2,237.3 million for 2022. The increase was mainly due to (i) productivity improvement in performing agents and increase in contributions from top-performing agents; (ii) contribution from newly acquired entities, partially offset by the decrease in renewal commission income as a result of the decreased average portfolio based renewal commission rate, and to a lesser extent, due to changes in product mix.Total life insurance GWP increased by 29.8% year-over-year to RMB16,110.0 million, of which FYP grew by 36.0% year-over-year to RMB3,478.1 million while renewal premiums increased by 28.2% year-over-year to RMB12,631.9million.

Net revenues generated from our life insurance business accounted for 81.1% of our total net revenues in 2023, as compared to 80.4% in 2022.

◆	Net revenues for the non-life insurance business (formerly categorized as “property and casualty insurance business”) were RMB166.6 million (US$23.5 million) for 2023, representing an increase of 19.4% from RMB139.5 million for 2022. Net revenues generated from the non-life insurance business accounted for 5.2% of our total net revenues in 2023, as compared to 5.0% in 2022.

●	Net revenues for the claims adjusting business were RMB437.9 million (US$61.7 million) for 2023, representing an increase of 8.2% from RMB404.8 million for 2022. The increase was mainly due to business recovery after the pandemic. Net revenues generated from the claims adjusting business accounted for 13.7% of our total net revenues in 2023, as compared to 14.6% in 2022.

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Gross profit

Total gross profit was RMB1,052.9 million (US$148.3 million) for 2023, representing an increase of 6.8% from RMB986.0 in 2022. By product line, the results were:

●	Life insurance business recorded a gross profit of RMB844.3 million (US$118.9 million), representing an increase of 5.4% from RMB800.7 million for 2022. Gross margin for the period was 32.6%, as compared with 35.8% in the same period of 2022.

●	Non-life insurance business recorded a gross profit of RMB47.4 million (US$6.7 million), representing a decrease of 2.3% from RMB48.5 million for 2022. Gross margin for the current period was 28.5%, as compared with 34.8% for the same period of 2022. The decrease in gross margin was mainly due to changes in product mix.

●	Claims adjusting business recorded a gross profit of RMB161.2 million (US$22.7 million), representing an increase of 17.8% from RMB136.8 million for 2022. Gross margin for the period was 36.8%, as compared with 33.8% in the same period of 2022.

Operating expenses

Selling expenses were RMB250.2 million (US$35.2 million) for 2023, representing a decrease of 8.3% from RMB272.7 million in 2022. The decrease was due to expenses savings from personnel optimization and decreased number of sales outlets, partially offset by the increase in sales conference events and the recognition of RMB13.6 million (US$1.9 million) share-based compensation expenses related to shares options granted to MDRT agents.

General and administrative expenses were RMB606.9 million (US$85.5 million) for 2023, representing an increase of 11.4% from RMB544.6 million in 2022. The increase was mainly due to the expenses incurred by the acquired business which was consolidated since the first quarter of 2023 amounting to approximately RMB76.2 million (US$10.7million) and increased IT services, partially offset by cost savings from personnel optimization and decrease in the number of branches since 2022.

As a result of the foregoing factors, we recorded operating income of RMB195.8 million (US$27.6 million) for 2023, representing an increase of 16.1% from RMB168.7 million in 2022.

Operating margin was 6.1% for 2023, compared to 6.1% in 2022.

Gains from fair value change was RMB102.9million (US$14.5 million), primarily represents: (i) an unrealized holding gain of RMB96.2 million (US$13.6 million) in 2023, reflecting a change in the fair value of the Company’s owned equity interests in Cheche; (ii) an unrealized income of RMB6.6 million (US$0.9 million) representing a change in the fair value of the contingent consideration in regard to business combinations in the first quarter of 2023.

Investment income was RMB49.1 million (US$6.9 million) for 2023, representing an increase of 175.8% from RMB17.8 million in 2022. The investment income in 2023 consisted of yields from short-term investments in financial products and is recognized when the investment matures or is disposed of.

Income tax expense was RMB59.4 million (US$8.4 million) for 2023, representing an increase of 44.9% from RMB41.0 million in 2022. The effective tax rate for 2023 was 17.0% compared with 20.9% in 2022.

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Net income was RMB289.1 million (US$40.7 million) for 2023, representing an increase of 237.3% from RMB85.7 million in 2022.

Net income attributable to the Company’s shareholders was RMB280.5 million (US$39.5 million) for 2023, representing an increase of 179.7% from RMB100.3 million in 2022.

Net margin was 8.8% for 2023, as compared to 3.6% in 2022.

Adjusted EBITDA2 was RMB243.3 million (US$34.3 million) for 2023, representing an increase of 31.7% as compared to RMB184.8 million in 2022.

Adjusted EBITDA margin3 was 7.6% for 2023, as compared to 6.6% in 2022.

Basic and diluted net income per ADS were RMB5.22 (US$0.74) and RMB5.21 (US$0.74) for 2023, respectively, representing an increase of 179.1% and 178.6% from RMB1.87 and RMB1.87 in 2022, respectively.

Basic4 and diluted5 adjusted EBITDA per ADS were RMB4.53 (US$0.64) and RMB4.52 (US$0.64) for the fourth quarter of 2023, respectively, representing an increase of 31.7% and 31.4% from RMB3.44 and RMB3.44 in 2022, respectively.

FANHUA’s Insurance Sales and Service Distribution Network:

●	As of December 31, 2023, excluding newly acquired entities, FANHUA’s distribution network consisted of 561 sales outlets in 23 provinces and 80 services outlets in 31 provinces as of December 31, 2023, compared with 675 sales outlets in 24 provinces and 99 services outlets in 31 provinces as of December 31, 2022. The decrease in the number of sales outlets reflected our focus on growing profitable branches, coupled with the challenging decisions to close those which were not yielding profits. The number of the Company’s in-house claims adjustors was 2,303 as of December 31, 2023, compared with 2,170 as of December 31, 2022.

Conference Call

The Company will host a conference call to discuss its fourth quarter and fiscal year 2023 financial results as per the following details.

Time: 9:00 p.m. Eastern Daylight Time on March 20, 2024

or 9:00 a.m. Beijing/Hong Kong Time on March 21, 2024

Please pre-register online in advance to join the conference call by navigating to the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call details will be provided upon registration.

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Conference Call Preregistration:

https://register.vevent.com/register/BI91a942d345f74c0a8c371f7dee5f6bfb

Additionally, a live and archived webcast of the conference call will be available at FANHUA’s investor relations website:

https://edge.media-server.com/mmc/p/pbcb4gmh

About FANHUA Inc.

Driven by its digital technologies and professional expertise in the insurance industry, FANHUA Inc. is the leading independent financial service provider in China, focusing on providing insurance-oriented family asset allocation services that covers customers’ full lifecycle and a one-stop service platform for individual sales agents and independent insurance intermediaries.

With strategic focus on long-term life insurance products, we offer a broad range of insurance products, claims adjusting services and various value-added services to meet customers’ diverse needs, through an extensive network of digitally empowered sales agents and professional claims adjustors. We also operate Baowang (www.baoxian.com), an online insurance platform that provides customers with a one-stop insurance shopping experience.

For more information about FANHUA Inc., please visit https://ir.fanhgroup.com.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about FANHUA and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control including macroeconomic conditions in China. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and FANHUA undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although FANHUA believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by FANHUA is included in FANHUA’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

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About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under generally accepted accounting principles in the United States (“GAAP”), the Company also provides adjusted EBITDA, adjusted EBITDA margin and basic and diluted adjusted EBITDA per ADS, all of which are non-GAAP financial measures, as supplemental measures to review and assess operating performance. Adjusted EBITDA is defined as net income before income tax expense, share of income of affiliates, net of impairment, investment income, interest income, financial cost, depreciation, amortization of intangible assets, share-based compensation expenses and change in fair value of equity investments and contingent consideration. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of net revenues. Basic adjusted EBITDA per ADS is defined as adjusted EBITDA divided by total weighted average number of ADSs of the Company outstanding during the period. Diluted adjusted EBITDA per ADS is defined as adjusted EBITDA divided by total weighted average number of diluted ADSs of the Company outstanding during the period. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations. Specifically, the Company’s non-GAAP measures exclude interest income, investment income, financial cost, income tax expense, depreciation, amortization of intangible assets, share of income of affiliates, net of impairment, share-based compensation expenses and change in fair value of equity investments and contingent consideration. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies, including peer companies. The presentation of these non-GAAP financial measures has limitations as analytical tools, and investors should not consider them in isolation from, or as a substitute for analysis of, the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin” set forth at the end of this press release.

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FANHUA INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	567,525	521,538	73,457
Restricted cash	59,957	53,238	7,498
Short term investments	347,754	928,270	130,744
Accounts receivable, net	667,554	639,418	90,060
Insurance premium receivables	－	16	2
Other receivables	231,049	111,754	15,740
Other current assets	419,735	121,331	17,090
Total current assets	2,293,574	2,375,565	334,591

Non-current assets:
Restricted bank deposit – non-current	20,729	27,228	3,835
Contract assets, net - non-current	385,834	711,424	100,202
Property, plant, and equipment, net	98,459	91,659	12,910
Goodwill and intangible assets, net	109,997	432,465	60,912
Deferred tax assets	20,402	40,735	5,737
Investment in affiliates	4,035	－	－
Other non-current assets	11,400	235,752	33,205
Right of use assets	145,086	136,056	19,163
Total non-current assets	795,942	1,675,319	235,964
Total assets	3,089,516	4,050,884	570,555

Current liabilities:
Short-term loan	35,679	164,300	23,141
Accounts payable	436,784	406,807	57,298
Insurance premium payables	16,580	14,943	2,105
Other payables and accrued expenses	174,326	185,999	26,197
Accrued payroll	96,279	94,305	13,283
Income tax payable	130,024	100,260	14,121
Current operating lease liability	62,304	57,164	8,051
Total current liabilities	951,976	1,023,778	144,196

Non-current liabilities:
Accounts payable – non-current	192,917	401,385	56,534
Other tax liabilities	36,647	34,368	4,841
Deferred tax liabilities	102,455	149,151	21,007
Non-current operating lease liability	74,190	71,311	10,044
Other non-current liabilities	－	33,373	4,701
Total non-current liabilities	406,209	689,588	97,127
Total liabilities	1,358,185	1,713,366	241,323

Ordinary shares	8,091	8,675	1,222
Treasury stock	(10)	(178)	(25)
Additional Paid-in capital	461	162,721	22,919
Statutory reserves	559,520	608,376	85,688
Retained earnings	1,087,984	1,319,605	185,862
Accumulated other comprehensive loss	(32,643)	(27,936)	(3,935)
Total shareholders’ equity	1,623,403	2,071,263	291,731
Non-controlling interests	107,928	266,255	37,501
Total equity	1,731,331	2,337,518	329,232
Total liabilities and equity	3,089,516	4,050,884	570,555

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FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for shares and per share data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31,			December 31,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Agency	662,755	483,552	68,107	2,376,851	2,760,448	388,801
Life insurance business	627,479	446,510	62,890	2,237,312	2,593,803	365,330
Non-life insurance business	35,276	37,042	5,217	139,539	166,645	23,471
Claims adjusting	104,610	119,840	16,879	404,763	437,941	61,683
Total net revenues	767,365	603,392	84,986	2,781,614	3,198,389	450,484
Operating costs and expenses:
Agency	(428,707)	(310,200)	(43,691)	(1,527,572)	(1,868,672)	(263,197)
Life insurance business	(406,188)	(284,161)	(40,023)	(1,436,606)	(1,749,475)	(246,408)
Non-life insurance business	(22,519)	(26,039)	(3,668)	(90,966)	(119,197)	(16,789)
Claims adjusting	(65,702)	(73,210)	(10,311)	(268,031)	(276,744)	(38,979)
Total operating costs	(494,409)	(383,410)	(54,002)	(1,795,603)	(2,145,416)	(302,176)
Selling expenses	(61,754)	(60,245)	(8,485)	(272,706)	(250,223)	(35,243)
General and administrative expenses	(126,309)	(143,495)	(20,211)	(544,630)	(606,925)	(85,484)
Total operating costs and expenses	(682,472)	(587,150)	(82,698)	(2,612,939)	(3,002,564)	(422,903)
Income from operations	84,893	16,242	2,288	168,675	195,825	27,581
Other income (loss), net:
Gains (loss) from fair value change	－	(61,459)	(8,656)	－	102,867	14,489
Investment income	8,765	22,224	3,130	17,809	49,106	6,916
Interest income	3,899	2,576	363	13,674	15,047	2,119
Financial cost	－	(2,009)	(283)	－	(9,357)	(1,318)
Others, net	(12,743)	12,896	1,816	(3,823)	(3,670)	(517)
Income (loss) from operations before income taxes and share income of affiliates	84,814	(9,530)	(1,342)	196,335	349,818	49,270
Income tax expense	(18,465)	(5,000)	(704)	(41,016)	(59,402)	(8,367)
Share of income (loss) of affiliates, net of impairment	(841)	(554)	(78)	(69,596)	(1,317)	(185)
Net income (loss)	65,508	(15,084)	(2,124)	85,723	289,099	40,718

Less: net (loss) income attributable to non-controlling interests	(5,108)	12,105	1,705	(14,549)	8,622	1,214
Net income (loss) attributable to the Company’s shareholders	70,616	(27,189)	(3,829)	100,272	280,477	39,504

IR-389

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Twelve Months Ended
	December 30,			December 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$
Net income (loss) per share:
Basic	0.07	(0.03)	－	0.09	0.26	0.04
Diluted	0.07	(0.03)	－	0.09	0.26	0.04
Net income (loss) per ADS:
Basic	1.31	(0.51)	(0.07)	1.87	5.22	0.74
Diluted	1.31	(0.51)	(0.07)	1.87	5.21	0.74
Shares used in calculating net income per share:
Basic	1,074,204,304	1,070,501,493	1,070,501,493	1,074,196,310	1,074,372,067	1,074,372,067
Diluted	1,075,017,689	1,070,501,493	1,070,501,493	1,074,457,821	1,076,740,198	1,076,740,198
Net income (loss)	65,508	(15,084)	(2,124)	85,723	289,099	40,718
Other comprehensive (loss) income, net of tax: Foreign currency translation adjustments	(1,018)	(6,354)	(895)	3,728	2,249	317
Share of other comprehensive income of affiliates	—	—	—	4,688	—	—
Unrealized net (losses) gains on available-for-sale investments	(3,157)	(5,625)	(792)	(1,919)	2,458	346
Comprehensive income (loss)	61,333	(27,063)	(3,811)	92,220	293,806	41,381
Less:
Comprehensive (loss) income attributable to the non-controlling interests	(5,108)	12,105	1,706	(14,549)	8,622	1,214
Comprehensive income (loss) attributable to the Company’s shareholders	66,441	(39,168)	(5,517)	106,769	285,184	40,167

IR-389

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands, except for shares and per share data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31,			December 31,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income (loss)	65,508	(15,084)	(2,124)	85,723	289,099	40,718
Adjustments to reconcile net income to net cash generated from operating activities:
Investment income	(8,032)	（8,479)	(1,194)	(10,963)	(17,047)	(2,401)
Share of loss (income) of affiliates, net of impairment	841	554	78	69,596	1,317	185
Other non-cash adjustments	53,295	90,583	12,733	168,371	67,194	9,464
Changes in operating assets and liabilities	43,305	(9,064)	(1,253)	(174,975)	(235,578)	(33,179)
Net cash generated from operating activities	154,917	58,510	8,240	137,752	104,985	14,787
Cash flows from investing activities:
Purchase of short-term investments	(556,540)	(1,481,600)	(208,679)	(2,550,300)	(4,399,910)	(619,714)
Proceeds from disposal of short-term investments	751,694	1,493,611	210,371	3,239,556	4,226,001	595,220
Prepayment for acquisition of short-term investments	(200,000)	—-	—	(540,000)	—	—
Cash rendered for loan receivables from third parties	—	(50,000)	(7,042)	(205,800)	(160,000)	(22,536)
Cash received for loan receivables from third parties	4,500	9,000	1,268	24,500	229,000	32,254
Purchase of a long-term investment	—	(10,463)	(1,474)	—	(135,463)	(19,080)

Others	(1,271)	(7,540)	(1,062)	(95,518)	(5,449)	(767)
Net cash used in investing activities	(1,617)	(46,992)	(6,618)	(127,562)	(245,821)	(34,623)
Cash flows from financing activities：
Dividends paid	—	—	—	(52,069)	—	—
Proceeds from bank and other borrowings	35,679	32	5	35,679	182,300	25,676
Repayment of bank and other borrowings	—	(35,712)	(5,030)	—	(56,627)	(7,976)
Interests paid	—	(2,930)	(413)	—	(9,358)	(1,318)
Acquisition of additional equity interests in non-wholly owned subsidiaries	—	—	—	—	(110)	(15)
Repurchase of ordinary shares from open market	(3,984)	(5,012)	(706)	(3,984)	(29,044)	(4,091)
Capital contribution from non-controlling interests	—	7,330	1,032	—	7,330	1.032
Others	—	—	—	3	—	—
Net cash generated from (used in) financing activities	31,695	(36,292)	(5,112)	(20,371)	94,491	13,308
Net increase (decrease) in cash, cash equivalents and restricted cash	184,995	(24,774)	(3,490)	(10,181)	(46,345)	(6,528)
Cash, cash equivalents and restricted cash at beginning of period	462,837	633,006	89,157	656,522	648,211	91,299
Effect of exchange rate changes on cash and cash equivalents	379	(6,228)	(877)	1,870	138	19
Cash, cash equivalents and restricted cash at end of period	648,211	602,004	84,790	648,211	602,004	84,790

IR-389

FANHUA INC.

Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31			December 31
	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
Net income	65,508	(15,084)	(2,124)	85,723	289,099	40,718
Income tax expense	18,465	5,000	704	41,016	59,402	8,367
Share of income(loss) of affiliates, net of impairment	841	554	78	69,596	1,317	185
Investment income	(8,765)	(22,224)	(3,130)	(17,809)	(49,106)	(6,916)
Interest income	(3,899)	(2,576)	(363)	(13,674)	(15,047)	(2,119)
Financial cost	—	2,009	283	—	9,357	1,318
Depreciation	4,654	3,909	551	19,473	16,192	2,281
Amortization of intangible assets	—	4,198	591	—	17,858	2,515
Share-based compensation expenses	299	2,905	409	461	17,095	2,408
Change in fair value of equity investments and contingent consideration	—	61,459	8,656	—	(102,867)	(14,489)
Adjusted EBITDA	77,103	40,150	5,655	184,786	243,300	34,268
Total net revenues	767,365	603,392	84,986	2,781,614	3,198,389	450,484
Adjusted EBITDA Margin	10.0%	6.7%	6.7%	6.6%	7.6%	7.6%
Adjusted EBITDA per ADS ：
Basic	1.44	0.75	0.11	3.44	4.53	0.64
Diluted	1.43	0.75	0.11	3.44	4.52	0.64
Shares used in calculating adjusted EBITDA per share:
Basic	1,074,204,304	1,070,501,493	1,070,501,493	1,074,196,310	1,074,372,067	1,074,372,067
Diluted	1,075,017,689	1,070,501,493	1,070,501,493	1,074,457,821	1,076,740,198	1,076,740,198

IR-389

For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: qiusr@fanhgroup.com

Source: FANHUA Inc.